Deutsche Investment Management Americas Inc.
                                   Two International Place
                                   Boston, Massachusetts 02110


                                   March 31, 2004

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington DC 20549


RE:  Scudder  Variable  Series II (the  "Registrant"),  File Nos.  33-11802  and
     811-5002


Dear Sir or Madam,

         On behalf of the Registrant, I am herewith filing a request to withdraw the filing of a Post-Effective Amendment to the Registration Statement regarding the following proposed new series of the Registrant: Scudder Templeton Foreign Value Portfolio (the "Portfolio").

         The Registrant, on behalf of the Portfolio, first filed on January 16, 2004, under Rule 485(a), Post-Effective Amendment No. 43 under the Securities Act of 1933 and Amendment No. 44 (the "Amendment") under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0000088053-04-000055). The Registrant has decided not to offer the Portfolio at this time and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

         If you have any questions regarding this filing, please contact me at
(617) 295-2565.


                                            Very truly yours,

                                            /s/Caroline Pearson
                                            --------------------------
                                            Caroline Pearson, Esq.
                                            Assistant Secretary,
                                            Scudder Variable Series II

cc:  Mr. Patrick Scott

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